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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

            -------------------------------------------------------


                         Vari-lite International, Inc.
            -------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
            -------------------------------------------------------
                        (Title of Class of Securities)


                                 922152103
            -------------------------------------------------------
                               (CUSIP Number)


                              December 31, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                   [X]Rule 13d-1(b)
                   [ ]Rule 13d-1(c)
                   [ ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 922152103                                            PAGE 2 OF 5 PAGES
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1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Frost National Bank, Trustee for the Vari-Lite International, Inc. Employees' Stock Ownership Plan
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                       (b) [_]
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   N/A
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                        5  SOLE VOTING POWER
    NUMBER OF              -0-
     SHARES             ------------------------------------------------------
  BENEFICIALLY          6  SHARED VOTING POWER
    OWNED BY               535,011
      EACH              ------------------------------------------------------
    REPORTING           7  SOLE DISPOSITIVE POWER
     PERSON                535,011
      WITH              ------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER
                           -0-
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   535,011
 -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [_]

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   6.9%
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12 TYPE OF REPORTING PERSON
   EP
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CUSIP NO. 922152103                                            PAGE 3 OF 5 PAGES
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Item 1.

        Item 1(a)       Name of Issuer:
                        Vari-lite International, Inc.

        Item 1(b)       Address of Issuer's Principal Executive Offices:
                        201 Regal Row
                        Dallas, Texas 75247

Item 2.

        Item 2(a)       Name of Person Filing:
                        Frost National Bank, Trustee for the Vari-Lite
                          International, Inc.
                        Employees' Stock Ownership Plan

        Item 2(b)       Address or principal business office or, if none,
                          residence:
                        4200 S. Hulen Street
                        Ft. Worth, Texas 76109

        Item 2(c)       Citizenship or Place of Organization:
                        N/A

        Item 2(d)       Title of class of securities:
                        Common Stock

        Item 2(e)       CUSIP No.:
                        922152103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

        (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).

        (e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f)[X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

        (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.[ ]

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CUSIP NO. 922152103                                            PAGE 4 OF 5 PAGES
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Item 4.  Ownership.

         Item 4(a)       Amount beneficially owned: 535,011

         Item 4(b)       Percent of class:  6.9%

         The calculation of the percentage of beneficial ownership of Vari-lite International, Inc. common stock is based upon 7,800,003 shares outstanding on December 21, 2001, as reported in the most recent Annual Report on Form 10-K, filed December 31, 2001.

         Item 4(c) Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote:  -0-

           (ii)  Shared power to vote or to direct the vote:  535,011

          (iii)  Sole power to dispose or to direct the disposition of:  535,011

           (iv)  Shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Frost National Bank holds shares of common stock of Vari-lite International, Inc. as trustee for the Vari-Lite International, Inc. Employees' Stock Ownership Plan for the benefit of employees of Vari-lite International, Inc. and its subsidiaries. Such employees have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of a Group.

         Not Applicable.

Item 10. Certifications.

         Item 10(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         Item 10(b)

         Not applicable.

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CUSIP NO. 922152103                                            PAGE 5 OF 5 PAGES
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002            Frost National Bank, Trustee for the Vari-Lite
                             International, Inc. Employees' Stock Ownership Plan

                             By: /s/ Konrad S. Halbert
                                -----------------------------------------------
                             Name: Konrad S. Halbert
                                -----------------------------------------------
                             Title: Assistant Vice President
                                -----------------------------------------------